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March 21, 2006



Securities and Exchange Commission
100 F Street NE
Washington, DC  20549


Re:   Chase Mortgage Finance Corporation,
      Amendment No. 3 to the Registration Statement on Form S-3


Ladies and Gentlemen:


On behalf of Chase Mortgage Finance Corporation ("CMFC"), we hereby submit for filing under the Securities Act of 1933, as amended, via EDGAR, CMFC's Amendment No. 3 to the Registration Statement on Form S-3 (Registration No. 333-130223) together with CMFC's request for acceleration.

If there are any questions with respect to the enclosed materials, please do not hesitate to call me at (215) 994-2777.




Sincerely,



Steven J. Molitor



Enclosure